SECURITIES AND EXCHANGE COMMISSION

Washingon, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

COMMISSION FILE No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

The document listed below in this Section and filed as Exhibit 99.1 to this Form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

99.1                           A copy of the Amended and Restated Shareholder Rights Plan Agreement dated as of April 27, 2007 between TransCanada Corporation and Computershare Trust Company of Canada as Rights Agent.

I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

By:	/s/ Sean D. McMaster
Sean D. McMaster
Executive Vice-President, General Counsel
and Chief Compliance Officer

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

May 11, 2007

EXHIBIT INDEX

99.1                           A copy of the Amended and Restated Shareholder Rights Plan Agreement dated as of April 27, 2007 between TransCanada Corporation and Computershare Trust Company of Canada as Rights Agent.